Exhibit 99.147

mCloud Technologies Corp.

INTERIM MANAGEMENT’S DISCUSSION & ANALYSIS - QUARTERLY HIGHLIGHTS

November 12, 2020

This Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance, including our liquidity and capital resources, for the three and nine months ended September 30, 2020 compared with the three and nine months ended September 30, 2019. The information in this MD&A is current as of November 12, 2020, and should be read in conjunction with the consolidated financial statements as at September 30, 2020, and December 31, 2019, and the 2019 Annual MD&A.

The Company’s unaudited condensed consolidated interim financial statements and notes thereto for the three and nine months ended September 30, 2020 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), applicable to the preparation of interim financial statements as set out in International Accounting Standard 34 Interim Financial Reporting (“IAS 34”), and are recorded in Canadian dollars unless otherwise indicated. Certain dollar amounts in this MD&A have been rounded to the nearest thousands of dollars. Our unaudited condensed consolidated interim financial statements and this MD&A for the period ended September 30, 2020, are filed with Canadian securities regulators and can be accessed through SEDAR at www.sedar.com and our Company Web site at www.mcloudcorp.com.

Certain comparative figures have been reclassified in order to conform with the financial presentation adopted in the current period. This MD&A is also presented in Canadian dollars, which is also the parent company’s functional currency. On December 13, 2019, the Company consolidated its issued and outstanding common shares on the basis of 1 new Common Share for every 10 Common Shares issued and outstanding at that time. All common shares and per share information in this MD&A prior to December 13, 2019, have been adjusted to reflect the changes resulting from the share consolidation.

Throughout this MD&A, management refers to Adjusted EBITDA, a non-IFRS financial measure. A description of this measure is discussed under the heading “Non-IFRS Financial Measures,” along with a reconciliation to the nearest IFRS financial measure.

Additional information relating to mCloud can be found on its web site. The Company’s continuous disclosure materials, including its annual and quarterly MD&A, audited annual and unaudited interim financial statements, its annual information form, information circulars, various news releases, and material change reports issued by the Company are also available on its web site and SEDAR.

This MD&A was prepared by Management of the Company and approved by its Board of Directors on November 12, 2020. Unless otherwise stated, the Company has considered all information available to it through November 12, 2020 in preparing this MD&A.

mCloud | Management’s Discussion and Analysis	| 1

Contents
OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK	3
HIGHLIGHTS OF OPERATIONS	7
EXPANSION TO INTERNATIONAL MARKETS	8
ADVANCES IN TECHNOLOGY DEVELOPMENT	8
MARKETING AND BUSINESS DEVELOPMENT	12
SEGMENTED GLOBAL SERVICES MARKET	12
TECHNOLOGY OVERVIEW	13
RESULTS OF OPERATIONS	14
SUMMARY OF QUARTERLY RESULTS	14
NON-IFRS FINANCIAL MEASURE: ADJUSTED EBITDA	15
NET LOSS AND ADJUSTED EBITDA - FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2020	16
REVENUE	17
OPERATING EXPENSES	19
PROFESSIONAL AND CONSULTING FEES (OPERATING EXPENSE)	20
SHARE BASED COMPENSATION AND DEPRECIATION AND AMORTIZATION (OPERATING EXPENSE)	20
OTHER LOSS (INCOME)	21
CURRENT AND DEFERRED INCOME TAXES	22
RELATED PARTY TRANSACTIONS	23
CAPITAL RESOURCES, LIQUIDITY, AND FINANCIAL INSTRUMENTS	24
CAPITAL RESOURCES	24
SUMMARY OF STATEMENT OF CASH FLOWS	24
OPERATING ACTIVITIES	24
INVESTING ACTIVITIES	25
FINANCING ACTIVITIES	25
LIQUIDITY RISK	25
COMMITMENTS AND CONTINGENCIES	25
FAIR VALUES	26
RISK MANAGEMENT	26
CREDIT RISK	26
INTEREST RATE RISK	27
FOREIGN CURRENCY RISK	27
CONTROL MATTERS, POLICIES, AND CRITICAL ACCOUNTING ESTIMATES	27
DISCLOSURE CONTROLS AND PROCEDURES	27
REMEDIATION OF MATERIAL WEAKNESSES	27
CHANGES IN ACCOUNTING POLICIES	28
CRITICAL ACCOUNTING ESTIMATES	28
OUTSTANDING SHARE DATA	29
FORWARD LOOKING INFORMATION	29

mCloud | Management’s Discussion and Analysis	| 2

OVERVIEW, OVERALL PERFORMANCE AND OUTLOOK[1]

mCloud Technologies, headquartered in Vancouver, British Columbia has technology, operations centers, and satellite offices in cities across Canada, the United States, the United Kingdom, Bahrain, Poland, Slovakia, India, China, Singapore, and Australia. mCloud combines Artificial Intelligence ("AI"), Internet of Things ("IoT") sensors, and the cloud to address some of the world’s most challenging asset management problems.

Through mCloud’s proprietary AssetCareTM platform, the Company empowers asset managers, operators, and maintainers to take actions that drive the optimal operation and care of energy assets. These assets include HVAC units, wind turbines, process assets including pumps, heat exchangers, compressors and valves, and control system assets such as those found in industrial environments, commercial buildings, and power generation facilities around the globe.

AssetCareTM is delivered to customers through commercial multi-year subscription contracts and deployed to customers through a cloud-based interface accessible on desktops, mobile devices, and hands-free digital eyewear. The Company’s commercial engagements with customers provide “Results as a Service” driven by returning measurable results to the customers through their engagement with the Company. Customer engagements generally mirror the terms of traditional “Software as a Service” (or “SaaS”) contracts, and the Company employs similar revenue recognition policies.

mCloud is one of Canada’s fastest-growing high-tech companies, being chosen as TSXV Top 50 two years running, building on mission-critical technologies initally developed for aerospace, defense, and nuclear energy applications. The Company applies these technologies to enable businesses to be more:

Sustainable: using AI and analytics to curb energy waste in commercial buildings and mitigate industrial gas emissions.

Productive: deploying 3D digital twins and augmented/mixed reality to enable distributed teams to operate and maintain critical infrastructure without needing to be onsite

Resilient: leveraging remote connectivity to enable business continuity even under stressful economic conditions such as the ongoing COVID-19 pandemic and the global decline in oil prices

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base in retail, healthcare, heavy industry, oil and gas, nuclear power generation, and renewable energy. Just a few of mCloud’s marquee customers are Bank of America, Starbucks, Duke Energy, Husky, Altagas, WellPoint Hospitals, SoftBank, TELUS, General Dynamics, and Lockheed Martin.

The Company delivers solutions to customers via its AssetCareTM technology platform, focused on five key high-growth markets:

Connected Buildings: AI and analytics to automate and remotely manage commercial buildings, driving improvements in energy efficiency, occupant health and safety, food safety and inventory protection, and more profit per square foot.

Connected Workers: Cloud software connected to third party hands-free head-mounted “smart glasses” combined with augmented reality capabilities to help workers in the field stay connected to experts remotely, facilitate repairs, and provide workers with an AI-powered “digital assistant.”

Connected Energy: Inspection of wind turbine blades using AI-powered computer vision and the deployment of analytics to maximize wind farm energy production yield and availability.

1 The “Overview, Overall Performance and Outlook” section above contains certain forward-looking statements. Please refer to “Cautions Regarding Forward-Looking Information” for a discussion of risks and uncertainties related to such statements.

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Connected Industry: Process assets such as those found in the oil and gas segment targeting control endpoint monitoring, equipment health, and asset inventory management capabilities driving lower cost of operation for field assets and access to high-precision 3D digital twins enabling remote Management of Change (“MOC”) functions across distributed teams.

Connected Health: A Health Care industry targeted for workers application focused on Health Insurance Portability and Accountability Act (“HIPAA”) compliant remote health monitoring and connectivity to caregivers using mobile apps and wireless sensors enable 24/7 care without the need for in-person visits, including at elder care facilities, age-in-place situations, and medical clinics.

All of the target markets are powered by a common technology stack unique to mCloud, enabling the Company to rapidly create and scale solutions using IoT, AI, and cloud capabilities using real-time information contextualized to each asset, plus secure communications and 3D Digital Twin technologies as foundations of the solutions.

The technology that mCloud employs makes the Company a key player in Clean-Tech and a leader in driving Environmental Social and Governance (“ESG”) initiatives. mCloud today operates in eight countries with a platform solution that is being actively offered in over 12 countries worldwide, signifying mCloud as a truly global player.

RECENT DEVELOPMENTS

During fiscal 2020, mCloud has continued to carry out its strategic plan, including numerous financings, acquisitions, and corporate initiatives for long-term growth and access to capital markets.

On January 27, 2020, the Company issued 3,332,875 special warrants (each, a “Special Warrant”) for gross proceeds of $13.332 million. Each Special Warrant is automatically exercisable into units of the Company (each, a “Unit”), for no additional consideration, on the earlier of: (i) the third business day following the date on which a final prospectus qualifying the distribution of the Units issuable upon exercise of the Special Warrants (the “Qualifying Prospectus”) is filed and deemed effective; and (ii) May 15, 2020, being 4 months and 1 day after the Closing Date (the “Automatic Exercise Date”). Each Special Warrant may be exercised voluntarily by the holder at any time on or after the Closing Date, but before the Automatic Exercise Date. Upon voluntary exercise or automatic exercise, each Special Warrant entitles the holder to one Unit, consisting of one common share of the Company (“Common Share”) and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder (“Warrant holder”) to acquire one Common Share at an exercise price of $5.40 per Common Share (the “Exercise Price”) for a term of five years until January 14, 2025. The Company agreed that in the event that the Qualification Prospectus was not completed on or before 5:00 pm (EST) on March 14, 2020 (the "Qualification Deadline"), each unexercised Special Warrant will thereafter entitle the holder to receive, upon the exercise thereof, at no additional cost, 1.1 Units per Special Warrant (instead of one Unit) (the "Penalty Provision"). As the Qualification Prospectus was not completed prior to the Qualification Deadline, each holder of a Special Warrant is entitled to receive, without payment of additional consideration, 1.1 Units per Special Warrant (in lieu of 1 Unit per Special Warrant) upon exercise or automatic exercise of the Special Warrants. A receipt for the Qualifying Prospectus was obtained on April 29, 2020. Accordingly, on May 4, 2020, the unexercised Special Warrants were exercised and converted into 3,666,162 Units of the Company, consisting of 3,666,162 Common Shares and 1,833,081 Warrants.

On April 17, 2020, the Company filed its final short form base shelf prospectus (the “Prospectus”), allowing the Company to offer, from time to time, over a 25-month period, common shares, preferred shares, debt securities, subscription receipts, warrants and units with an aggregate value up to $200 million. The Company subsequently filed a prospectus supplement (the “Supplement”) on April 30, 2020. Upon filing of the Supplement, each Special Warrant, was automatically exercised to convert into 1.1 units of the Company (“Units”), with each Unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole common share purchase warrant exercisable to acquire one common share of the Company at a price of $5.40 per common share until January 14, 2025.

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Effective January 24, 2020, the Company completed its acquisition of Construction Systems Associates, Inc., USA (“CSA”). CSA is a leading provider of 3D laser scanning solutions for energy facility management. The CSA acquisition enhances AssetCareTM through the creation of 3D Digital Twins, or digital replicas of energy assets and process facilities accessed through AssetCareTM. 3D Digital Twins enable industrial facility operators to substantially and remotely improve the health and efficiency of process assets.

On February 10, 2020, the Company announced that it had signed a contract, effective February 7, 2020, for a tuck-in acquisition of AI visual inspection technology from AirFusion. The acquisition completed May 15, 2020, following COVID-19 delays.

AirFusion’s AI-derived results from wind turbine blade images are the best the Company has seen, reducing processing times by over 90% without compromising high accuracy. The acquisition of the AirFusion technology gives mCloud a serious competitive edge over other wind blade inspection providers. From the synergies of the technologies alone, the Company expects to generate over $1.200 million in recurring AssetCareTM for wind turbines commencing 2020.

The AirFusion Newton Engine uses patent-pending AI to identify and classify damage from images of wind turbine blades and will be embedded into the Company’s AssetCareTM platform. The full purchase consideration from the acquisition of AirFusion’s assets is not material to the Company.

The CSA and AirFusion transactions were supplemented through new additions to the mCloud team, with a focus on creating new solutions that take advantage of the Company’s access to next-generation IoT, drone, and 3D technologies to deliver new forms of customer value.

On February 10, 2020, the Company signed an Expression of Interest to acquire Australia-founded Building IQ (“BiQ”).

On March 22, 2020, the Company announced its decision to evaluate alternatives with BiQ resulting from material misrepresentations found during due diligence. The Company has filed a claim under Delaware law to recover a secured $0.500 million loan already provided to BiQ as well as a Break-Fee of $0.500 million. The claim is currently delayed in the Delaware law courts due to COVID-19.

On May 19, 2020, the Company announced a partnership agreement with SecureAire LLC (“SecureAire”) to offer a connected indoor air quality solution for commercial buildings. AssetCareTM improves the health and safety of building occupants using AI to enhance airflow through the adaptive control of building HVAC systems. SecureAire provides an active air purification system that takes advantage of this airflow to capture and inactivate airborne contaminants and viruses.

On June 24, 2020, the Company announced a partnership with nybl, a technology company developing optimization solutions for the oil and gas industry, for which consideration was paid. The arrangement provided mCloud with the exclusive licensing rights to nybl’s lift.ai™ technology in North America where nybl’s technology would be integrated into AssetCareTM for Connected Industry. Also included in the partnership was cooperation with nybl to deliver joint solutions to connect and optimize an initial 2,000 oil wells in Kuwait and North America.

On June 25, 2020, the Company announced its signing of a definitive agreement to acquire kanepi Group Pty Ltd. (“kanepi”), an information, visualization, and analytics software technology company headquartered in Perth, Australia, with a development center in Singapore. The Company agreed to pay AUD$12.000 million for the acquisition, comprising of $5.000 million AUD cash and $7.000 million AUD in mCloud share capital. The acquisition of kanepi, which will be made through a newly incorporated subsidiary of mCloud, will supplement mCloud’s customer base and accelerate the expansion of AssetCareTM to new asset classes. kanepi’s footprint in the southern hemisphere is expected to bolster mCloud’s presence in a variety of process industries including upstream and midstream oil and gas, offshore Floating Production Storage and Offloading (FPSOs), Liquefied Natural Gas (LNG), and mining facilities.

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kanepi provides advanced visual analytics solutions designed to deliver an immediate and positive impact on the industrial operations of asset intensive industries. Founders and Managing Directors Tim Haywood and Shane Attwell have led kanepi since its inception in 2014. Both have extensive experience in successfully creating and deploying software technology with prior endeavors at ISS Group, Apache, and Honeywell.

The core technologies from kanepi are ready to be integrated into mCloud’s AssetCare™ cloud platform. Working prototypes have been well received by mCloud customers in North America. The kanepi technology is applicable to all AssetCare™ offerings, including the Company’s Connected Worker solution on RealWear headsets. The integration of kanepi's technology is expected to grow mCloud’s ability to potentially connect tens of thousands of workers in Australia, Africa, and Southeast Asia.

On August 12, 2020, Autopro changed its name to mCloud Technologies Services Inc. (“MTS”) as a final step to integrate this subsidiary to the Company.

On October 13, 2020, the Company announced that it had closed its acquisition of kanepi. As consideration for the acquisition of kanepi, the Company paid to the sellers of kanepi, an aggregate cash consideration of AUD$5 million and issued 2,669,090 common shares of the Company. Common shares are subject to a 30-month lock-up, with 25 percent of the common shares released from the lock-up on 12, 18, 24 and 30-month anniversaries of the closing date.

In addition, subject to kanepi earning AUD$10 million of revenue during the 12-month period following closing, or AUD$14 million of revenue during the 24-month period following closing, or kanepi meeting certain customer acquisition targets during such periods, the Company may make two additional payments to the sellers of AUD$1 million each (the “Earn-out Payments”). If earned, 50 percent of each Earn-out Payment will be made in cash, with the remainder satisfied by the issuance of common shares based on a price per common share equal to the volume-weighted average trading price of the common shares on the TSX-V for the 15 trading days immediately prior to the date on which the applicable earn- out condition is satisfied.

On July 6, 2020, the Company announced the closing of its Public Offering and Exercise of Underwriters’ Over-allotment option of 3,150,686 units of the Company (the "Units"), which includes the exercise in full of the over-allotment option, at a price of $3.65 per Unit, for aggregate gross proceeds to the Company of

$11.500 million (the "Offering"). The syndicate of underwriters for the Offering was co-led by Raymond James Ltd. and Eight Capital, and included Gravitas Securities Inc. and Paradigm Capital Inc. Each Unit is comprised of one common share (a "Common Share") and one-half of one common share purchase warrant of the Company (each whole common share purchase warrant, a "Warrant"). Each Warrant is exercisable to acquire one common share of the Company (a "Warrant Share") until July 6, 2022, at an exercise price of $4.75 per Warrant Share, subject to adjustment in certain events. There has been no change in the use of proceeds previously disclosed in the Prospectus Supplement dated July 13, 2020.

On July 16, 2020, the Company announced that it has closed its previously announced $4.000 million non- brokered unit offering (the "Offering") on amended terms. The Company issued an aggregate of 1,095,890 units of the Company (each, a "Unit") at a revised price of $3.65 per Unit, with each Unit consisting of one common share of the Company (each, a "Common Share") and one-half of one common share purchase warrant (each whole common share purchase warrant, a "Warrant"), with each Warrant being exercisable to acquire one common share of the Company (a "Warrant Share") at an exercise price of $4.75 per Warrant Share for a term of five years following the closing of the Offering.

On September 8, 2020, the Company appointed RCA Financial Partners to provide investor relations services, with Wayne Andrews or RCA acting as the authorized individual on behalf of the Company.

Mr. Andrews has extensive experience in financial services and investor relations having spent over 19 years writing and overseeing equity research for institutional investors, the last 13 of which were with Raymond James & Associates, where he was Managing Director, Energy Equity Research. He subsequently spent another six years with NYSE listed InterOil Corp. (“InterOil”), where he was Vice President, Capital Markets and Investor Relations.

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On March 11, 2020, the World Health Organization declared the spread of COVID-19 a global pandemic. There have been actions taken globally to contain the coronavirus as it began to impact businesses in the first quarter of 2020. This included business activities being interrupted as well as triggering significant volatility in the financial markets. Despite the far-reaching implications of this pandemic, our business continued to operate as usual; being a highly global organization, our work-force was already accustomed to working remotely and using technology to connect, collaborate and create outcomes. For those staff who were not already accustomed to working remotely, the organization was capable of quickly pivoting and ensuring that each individual was able to continue their regular working patterns and outcomes from the safety of their home offices. Most importantly, COVID-19 has increased demand for the kind of remote connectivity AssetCareTM delivers. In response to COVID-19, the Company has cultivated new opportunities to engage with new and existing customers needing to adjust to the business climate and operating restrictions created by COVID-19.

The Company continues to assess the economic impacts of the novel coronavirus (“COVID-19”) pandemic on its future operations, including the liquidity forecast and valuation of the Company’s intangible and goodwill assets related to recent acquisitions. As at September 30, 2020, management has determined that the value of the Company’s assets are not materially impacted. In making this judgment, management has assessed various criteria including, but not limited to, existing laws, regulations, orders, disruptions, and potential disruptions in commodity prices and capital markets.

With the introduction of AssetCareTM 2.0 and the connected worker and “Back to Work” technology offerings, mCloud is well poised to be a key player in helping companies around the globe resume regular operations, with employee and stakeholder health and safety at the forefront.

The Company is monitoring developments and has taken appropriate actions to mitigate the risk, consider exiting laws, regulations, orders, and disruptions.

mCloud’s revenues for the three and nine months ended September 30, 2020, were $6.137 million and $17.705 million, respectively (three and nine months ended September 30, 2019 - $5.955 million and $8.331 million, respectively) and the net loss for the same period was $(8.713) million and $(25.943) million, respectively (three and nine months ended September 30, 2019 - net loss of $(18.493) million and $(23.682) million, respectively). Adjusted EBITDA2 for the three and nine months ended September 30, 2020, is calculated as $(1.701) million and $(6.002) million (three and nine months ended September 30, 2019 - Adjusted EBITDA of $(3.511) million and $(5.128) million).

2 Refer to “Non-IFRS Financial Measure” definition, as defined in section “Results of Operations” (page 15)

HIGHLIGHTS OF OPERATIONS

Management has been and continues to be deliberate at organically scaling mCloud’s business by leveraging the acquisitions it made in 2018 (NGRAIN Canada Corporation), 2019 (Agnity and MTS) and 2020 (CSA and AirFusion). The acquisition of kanepi, post-Q3 2020, will further support organic growth in the industries mCloud serves.

Two major areas of focus for management were integrating of all acquired technologies and talent into AssetCareTM, creating a single unified customer offering, and taking AssetCareTM to new customers and new markets across three industry verticals: commercial buildings, renewable energy, and process industries. Management identified the following activities discussed below as the primary drivers for the Company’s performance during the three and nine months ended September 30, 2020, which it expects will create robust growth velocity in the second half of 2020 and carrying into 2021.

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Expansion to International Markets

International Markets continue to be of great importance to the Company. The key to this strategic initiative is the creation of a foothold and sales presence in the southern hemisphere. The announcement of the closing of the Company’s acquisition of kanepi in October 2020, an information and visualization tech leader, brings additional business from major oil and gas, offshore FPSO, LNG, and mining facilities. The advanced visualization analytics solutions offered by kanepi have the ability to provide an immediate and positive impact on the industrial operations of energy-intensive assets. The core technologies from kanepi are actively being integrated into mCloud’s AssetCareTM cloud platform, applicable to all AssetCareTM offerings, including the Company’s mobile Connected Worker solution delivered on RealWear headsets.

Advances in Technology Development

2020 continues to be a pivotal year in mCloud’s history as its Technology team remains focused on making significant advances in technology development and the launch of new capabilities. These concentrated activities are creating new revenue opportunities through AssetCareTM that began in 2019. The previously launched technology offerings via the AssetCareTM platform, including 3D Digital Twins, Connected Worker, and Connected Industry solutions, have been further amplified through internal technology development, coupled with the synergies of new technologies acquired this year (CSA, AirFusion and kanepi).

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Q1 2020 brought COVID-19, to the global stage. COVID-19 has had, and continues to have an alarming impact on economies across the globe. In response to the threats presented by COVID-19, many companies were forced to examine how they could better protect their workforce and consumers by ensuring healthy indoor air quality. These efforts are wide-spread, as many cities continue to evaluate re- entry programs. mCloud was quick to pivot its AssetCareTM offering and began combining the AI- powered HVAC and indoor air quality capabilities of the Company’s AssetCare™ platform with air purification technology based on active particle control through a partnership with SecureAire LLC (“SecureAire”). SecureAire LLC has undergone significant testing at health care provider facilities such as UC Davis, St Mary’s Heath Care for Children, and reviews from the American Journal for Infectious Controls.

mCloud and SecureAire joined forces to expand their respective building footprints in commercial facility management. Through the Company’s AssetCareTM platform, mCloud offers a complete automated solution enabling restaurants, retail, long-term care, and commercial facility operators to use AI to continuously drive indoor air quality that meets or exceeds commercial building standards established by the American Society of Heating, Refrigerating, and Air Conditioning Engineers (“ASHRAE”).

The combined offering deploys mCloud’s AssetCareTM through commercial IoT thermostats with humidity and air quality sensors to adaptively ventilate and manage building airflow based on how a building is being used. SecureAire provides an air filtration system used today in more than 60 hospitals, based on semiconductor clean-room technology that takes advantage of this managed airflow to drive airborne contaminants to an electrostatic field that supplies the necessary voltage to oxidize and kill dangerous pathogens and viruses such as COVID-19.

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Through the use of analytics, mCloud and SecureAire can also provide facility managers with the ability to Measure and Verify (“M&V”) the air quality of their spaces in real-time. This measure is becoming increasingly important as companies around the globe seek to keep their workforce and customers safe and secure.

To complement the SecureAire solution, the Company added support for additional air purification capabilities, including low-profile active ionization and UV options well-suited for small and mid-size commercial buildings in Q3 2020. These capabilities expand mCloud’s viability as an indoor air quality solution provider to small-box retail and food-service operations.

mCloud has made substantial progress in its Connected Worker and Advanced Visualization segments, having brought to market new 3D and AI-based capabilities that contribute to the Company’s position as a technology leader in the space of industrial asset management.

For example, in 2020, mCloud delivered an innovative 3D Digital Twin solution to a major LNG provider based in Southeast Asia, combining high-resolution laser scans with the cloud to enable access to an online 3D model of an entire LNG facility. This 3D model included drawings, design, and engineering data, which brought the “plant to the office” and provided engineers and operations staff with remote access to key facility data on-demand.

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On October 1, 2020, the Company announced it had partnered with Aiqudo, to bring Natural Language Processing (“NLP”) and voice-enabled interactions to AssetCareTM solutions for Connected Workers. Through AssetCareTM AI and NLP, mobile workers will be able to interact with AssetCareTM solutions through a custom digital assistant using natural language. In the field, industrial asset operators and field technicians will be able to complete asset inspections and operator rounds using common language instead of complex queries or special commands - an industry first. These capabilities are expected to minimize the effort required to onboard new AssetCareTM end users.

As at September 30, 2020, the Company had 54,770 connected assets, compared with approximately 35,000 connected assets as at September 30, 2019 (December 31, 2019 - 41,088). This represents a 56% increase in total connected assets from the same period last year. Most of this growth occurred in March at facilities that already had the requisite IoT hardware to allow the Company to remotely connect without any COVID-19 restrictions. A substantial proportion of additional connected assets came from oil and gas, reflecting the increased demand for the AssetCareTM at process facilities needing to remotely operate and maintain critical assets in response to government workplace restrictions.

Over 1,000 oil and gas assets under multi-year recurring revenue contracts form a portion of the total new connected assets in the period. Given the standstill of legacy technical project services due to government workplace restrictions since March, mCloud successfully put AssetCare’s remote connectivity into action continuing to work with customers at every opportunity possible. The mobile Connected-Worker digital smart glasses were being used by mCloud teams to remotely guide customers through the process of digitally scanning their facilities. Our 3D Digital Twin capabilities allow teams to collaborate over the cloud and eliminate onsite visits for operations and maintenance, the key to success in a season impacted by the social distancing restrictions of COVID-19.

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Marketing and Business Development

New marketing and business development initiatives continue to create awareness and generate demand for AssetCareTM. The unexpected COVID-19 global pandemic has made customer outreach even more critical to our success. With an emphasis on advanced technology and early technology adoption, the mCloud team has been able to quickly pivot during this time, and customer engagement has grown significantly, both with existing and new clients.

Consistent with the Company’s philosophy around applying AI and analytics, marketing and business developments are highly targeted, routinely employing rigorous test-and-target and multivariate methods to drive maximum reach, conversion, and optimize cost per acquired customer. These enable the Company to generate new business leads and opportunities at a lower cost than through traditional marketing techniques alone, in some cases reducing the cost to acquire new leads by approximately 44%. These marketing tactics also improve the Company’s ability to rigorously qualify opportunities, engage prospects in the buying process, and accelerate time-to-close.

mCloud hosted its annual mCloud Connect user conference virtually in September 2020, which saw over 300 attendees from across all segments of the Company’s business. Many of these attendees were high quality prospects for AssetCareTM solutions. The conference included a keynote and numerous panel sessions with industry experts and thought leaders spotlighting mCloud’s position as a provider of essential capabilities in the “new normal” established by COVID-19.

Segmented Global Serviceable Market

The table below represents market estimates for North America and Europe based on compiled third- party data.

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/ Source (CA): https://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/

Source (UK): https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/

Source (CN): https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/

Source (US): https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/

Source (CA): https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html Source (UK): https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/

Source (DE): https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/

Source (IT): https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market- study-on-retail-sector-may-2019.ashx

Source (CN): https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html

Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore

Source (AUS): https://www.scca.org.au/industry-information/key-facts/

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Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm

Source (SG): https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities Source (AUS): https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care

Source (SA): https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx Source (SA): https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf Source (SG): Petronas Annual Report 2018: https://www.petronas.com/

Source (Global): Irena and the American Wind Association (AWEA) Source (Global): World Economic Forum and Parker Bay

Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCareTM platform. The Company estimates it has the capability of serving over 7.3 million commercial buildings and 34,000 industrial sites in 20 different locales throughout North America and Europe alone, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see above figure for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas (“O&G”), liquefied natural gas (“LNG”), and floating production storage and offloading (“FPSO”) facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company’s experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

TECHNOLOGY OVERVIEW

Intellectual Property:

The Company retains a portfolio of 15 software patents in HVAC energy efficiency, 3D, asset management, and a portfolio of 12 registered trademarks, including marks related to mCloud and AssetCareTM.

The Company further protects its proprietary source code and algorithms as trade secrets, limiting access to those employees who need to know such information.

mCloud | Management’s Discussion and Analysis	| 13

SELECTED FINANCIAL INFORMATION

The information in the tables below is derived from the Company’s unaudited interim condensed consolidated financial statements (excluding EBITDA). Accordingly, the information below is not necessarily indicative of results for any future quarter.

RESULTS OF OPERATIONS

Summary of Quarterly Results

 In millions, unless otherwise stated

For the quarter ended:	September 30, 2020	June 30, 2020	Mar 31, 2020 (adjusted) ***	Dec 31, 2019	Sept 30, 2019	June 30, 2019 (restated) *	Mar 31, 2019 (restated) *	Dec 31, 2018
Total Revenue	$6.137	$5.010	$6.558	$10.009	$5.955	$2.048	$0.328	$0.440
Loss from Continuing operations attributable to Parent company	$9.417	$9.707	$8.021	$7.390	$18.115	$2.817	$2.332	$2.942
Basic and diluted loss per share (in dollars) **	$0.38	$0.51	$0.42	$0.44	$1.25	$0.31	$0.25	$0.44
Loss attributable to Parent company	$9.417	$9.707	$8.021	$7.390	$18.115	$2.817	$2.332	$2.942
Basic and diluted loss per share (in dollars) **	$0.38	$0.51	$0.42	$0.44	$1.25	$0.31	$0.25	$0.44

*For the periods ended June 30, 2019, and March 31, 2019, the Company subsequently identified certain required adjustments to the amounts reflected in prior financial statement filings. As a result of these adjustments, the total revenue previously presented has been adjusted from $3.004 million (June 30, 2019). There was no change in the previously filed revenue for the three months ended March 31, 2019.

The total loss from continuing operations and loss attributable to parent Company previously presented has been adjusted from

$1.437 million (June 30, 2019) and $2.781 million (March 31, 2019). Throughout the balance of this MD&A where applicable the numbers presented are the restated numbers.

** The basic and diluted loss per share figures for each quarter prior to December 31, 2019 have been adjusted to reflect the restated quarterly results and share consolidation completed on December 13, 2019, on a retrospective basis.

*** The results for the period ended March 31, 2020 have been updated from what was previously reported for adjustments to the CSA purchase price allocation as a result of measurement period differences, as well as certain immaterial other adjustments, as required by IFRS. There was no change in revenue as previously reported, however, total loss from continuing operations and loss attributable to parent Company has been adjusted from $9.497 million.

Total revenues from October 1, 2018, through March 31, 2019, were relatively steady as the Company focused on integration of newly acquired entities and building a foundation for future growth and expansion. Beginning with Q2 of 2019, the Company experienced significant growth through acquisitions of Agnity (Q2 2019) and MTS (Q3 2019) and organic growth attributed to new customers. The significant revenue increase in Q3 2019 was due to revenues added specifically through the acquisition of MTS. This trend continued in Q4 2019 as the integration of these acquisitions, together with focused and deliberate efforts to further market and sell the AssetCareTM solution within the Oil & Gas market and the delivery of perpetual software licenses. Q1 and Q2 of 2020 saw downward trends in Engineering services revenue as a result of Oil & Gas market fluctuations and the impact of COVID-19, however, the Company was successful in growing its SaaS based AssetCareTM revenues. Q3 2020 began to show an upward trend in revenue as the impacts of COVID-19 are beginning to ease, and previous sales and marketing efforts are beginning to take shape.

mCloud | Management’s Discussion and Analysis	| 14

The loss from continuing operations and loss attributable to Parent Company was relatively steady in all quarters presented in the summary of quarterly results with changes beginning in Q3 2019. The ongoing significant increase in loss from continuing operations and loss attributable to owners of the Company is largely explained by the business acquisition costs incurred to acquire MTS (including one-time costs of over $8.800 million associated with transaction costs related to the acquisition), increased costs through consolidation of the newly acquired entities - Agnity (2019 Q2), MTS (2019 Q3) and CSA (2020 Q1) combined with increased sales and marketing, salaries, wages and benefits, and general and administration costs required to maintain the Company’s growth trajectory. Additionally, these losses were further amplified as a result of the costs of raising capital in the equity markets and in Q3 2019.

Non-IFRS Financial Measure: Adjusted EBITDA

The Company defines Adjusted EBITDA attributed to shareholders as net income or loss excluding the impact of finance costs, finance income, foreign exchange gain or loss, current and deferred income taxes, depreciation and amortization, share-based compensation, impairment of long lived assets, gain or loss from the disposition of assets, certain salaries, wages and benefits and professional and consulting expenses that management does not consider in its evaluation of operational results specific to non- operational activities, and business acquisition costs and other expenses. It should be noted that Adjusted EBITDA is not defined under IFRS and may not be comparable to similar measures used by other entities.

The Company believes Adjusted EBITDA is a useful measure as it provides important and relevant information to management about the operating and financial performance of the Company. Adjusted EBITDA also enables management to assess its ability to generate operating cash flow to fund future working capital needs, and to support future growth. Excluding these items does not imply that they are non-recurring or not useful to investors.

Investors should be cautioned that Adjusted EBITDA attributable to shareholders should not be construed as an alternative to net earnings/(loss) or cash flows as determined under IFRS.

The information below reflects the financial statements of mCloud for the three and nine months ended September 30, 2020, compared with three and nine months ended September 30, 2019.

To date, in fiscal 2020, the Company has been active in closing three acquisitions and two financings, as discussed above. Upon signing binding Letters of Intent to acquire entities, the Company commences the immediate integration of each entity’s technology into AssetCareTM. Acquisitions, financings, acquired technology integration, and new market expansion, accounted for many of the expenses as detailed in the tables below.

mCloud | Management’s Discussion and Analysis	| 15

Net Loss and Adjusted EBITDA - For the Three Months Ended September 30, 2020

	2020	2019	$ change	% change
Revenue	$6.137	$5.955	$0.182	3%
Cost of sales	2.271	3.208	(0.937)	(29)
Gross profit	3.866	2.748	1.118	41
Operating Expenses	11.459	10.610	0.849	8
Net loss for the period	(8.713)	(18.493)	9.780	(53)
Add: Current tax expense	0.173	0.072	0.101	140
Less Deferred income recovery	(0.391)	(0.665)	0.274	(41)
Add: Depreciation and amortization	1.680	1.986	(0.306)	(15)
Add: Finance costs	1.506	1.462	0.044	3
EBITDA	$(5.745)	$(15.638)	$9.893	(63)%
Less: Other income	(0.969)	—	(0.969)	(100)
Add: Share-based compensation	0.338	0.347	(0.009)	(3)
Add: Foreign exchange loss	0.513	0.132	0.381	289
Add: Business acquisition costs and other expenses	0.287	9.122	(8.835)	(97)
Add: Salaries, wages and benefits (a)	2.110	1.347	0.763	57
Add: Professional and consulting(a)	1.765	1.179	0.586	50
Adjusted EBITDA	$(1.701)	$(3.511)	$1.810	(52)%
(a)	Management does not take certain of these expenses into account in its evaluations of regular operation as they are non-operational in nature.

mCloud | Management’s Discussion and Analysis	| 16

Net Loss and Adjusted EBITDA - For the Nine Months Ended September 30, 2020

	2020	2019	$ change	% change
Revenue	$17.705	$8.331	$9.374	113%
Cost of sales	6.703	3.889	2.814	72
Gross profit	11.002	4.443	6.559	148
Operating Expenses	34.889	18.489	16.400	89
Net loss for the period	(25.943)	(23.682)	(2.261)	10
Add: Current tax expense	0.101	0.106	(0.005)	(5)
Less: Deferred income recovery	(1.350)	(2.042)	0.692	(34)
Add: Depreciation and amortization	4.861	2.981	1.880	63
Add: Finance costs	4.339	1.633	2.706	166
Less: Finance income	(0.013)	(0.165)	0.152	(92)
EBITDA	$(18.005)	$(21.169)	$3.164	(15)%
Less: Other income	(1.949)	—	(1.949)	(100)
Add: Share-based compensation	1.028	0.892	0.136	15
Add: Foreign exchange loss (gain)	(0.384)	0.296	(0.680)	(230)
Add: Business acquisition costs and other
expenses	1.311	9.298	(7.987)	(86)
Add: Salaries, wages and benefits (a)	6.560	2.604	3.956	152
Add: Professional and consulting (a)	5.437	2.951	2.486	84
Adjusted EBITDA	$(6.002)	$(5.128)	$(0.874)	17%

Revenue

Three months ended September 30 (in millions $):

	2020	2019	$ change	% change
Revenue	$6.137	$5.955	$0.182	3%

Nine months ended September 30 (in millions $):

	2020	2019	$ change	% change
Revenue	$17.705	$8.331	$9.374	113%

The increase in revenue of $0.182 million in the three months ended September 30, 2020, is insignificant as a line item, however when looking at disaggregation of revenues by nature, some significant shifts have occurred, as shown by the table below. As the Company continues to implement its strategic initiative of bringing awareness and creating demand for AssetCareTM, we have seen a 100% growth in AssetCareTM Initialization to $1.592 million ($nil - for the three months ended September 30, 2019), and a

$3.406 million increase from $1.611 million for the nine months ended September 30, 2019, to $5.017 million for the nine months ended September 30, 2020.

AssetCareTM over time has grown $2.688 million between the three-month period ended September 30, 2019, compared with the three-month period ended September 30, 2020. This represents a 299% increase. For the nine months ended September 30, 2020, AssetCareTM over time grew to $7.263 million from only $1.664 million for the nine months ended September 30, 2019, representing a 337% change.

mCloud | Management’s Discussion and Analysis	| 17

Engineering services, which is highly dependent on being able to perform in-person services, which were impeded by COVID-19 restrictions, saw a $4.098 million decline when comparing the three months ended September 30, 2020 and the same period of 2019. This represents a 81% decline. Engineering services showed an immaterial change for the nine months ended September 30, 2020, when normalized.

In the following table, revenue is disaggregated by nature and timing of revenue recognition.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
AssetCare initialization	$1.592	$—	$5.017	$1.611
AssetCare over time	3.587	0.899	7.263	1.664
Engineering services	0.958	5.057	5.426	5.057
Total	$6.137	$5.955	$17.705	$8.331

	Three Months Ended September 30,		Nine Months Ended September 30,
	2020	2019	2020	2019
Revenue recognized over time	$5.086	$5.955	$13.794	$6.721
Revenue recognized at point in time upon completion	1.051	—	3.911	1.611
Total	$6.137	$5.955	$17.705	$8.332

The Company operates in one operating segment. For the purpose of segment reporting, the Company’s Chief Executive Officer (CEO) is the Chief Operating Decision Maker. The determination of the Company’s operating segment is based on its organizational structure and how the information is reported to the CEO on a regular basis. The Company’s revenue is generated from its customers in Canada, the United States of America, Asia-Pacific, Europe (“APAC”), the Middle East and Africa (“EMEA”), and China. All the Company’s assets also reside in North America.

The table below presents significant customers who accounted for greater than 10% of total revenues for the nine months ended September 30, 2020, and 2019:

	2020	2019
Customer A	15%	Less than 10%
Customer B	12%	12%
Customer C	Less than 10%	14%

mCloud | Management’s Discussion and Analysis	| 18

Operating Expenses

Three months ended September 30 (in millions $):

	2020	2019	$ change	% change
Salaries, wages and benefits	$5.276	$3.368	$1.908	57%
Sales and marketing	0.154	1.477	(1.323)	(90)
Research and development	0.394	0.308	0.086	28
General and administration	1.411	1.652	(0.241)	(15)
Total	$7.235	$6.805	$0.430	6%

Nine months ended September 30 (in millions $):

	2020	2019	$ change	% change
Salaries, wages and benefits	$16.399	$6.510	$9.889	152%
Sales and marketing	1.232	1.909	(0.677)	(35)
Research and development	0.755	0.554	0.201	36
General and administration	3.817	1.954	1.863	95
Total	$22.203	$10.927	$11.276	103%

Operating expenses for the three months ended September 30, 2020, increased by a modest 6% or $0.430 million compared with the three months ended September 30, 2019. The increase of 57% for salaries, wages and benefits represents the additional headcount between Q3 2019 and Q3 2020 related to the acquisition of CSA, and the added headcount from AirFusion and MTS. Management was responsive to the threats of the COVID-19 impact on cash flows and reduced spending in the areas of marketing by -90% between the three months ended September 30, 2020, compared with the three months ended September 30, 2019, as part of our overall effort to manage cash flows and delay unnecessary expenditures. The changes related to research and development (28% increase) and general and administration (15% decrease) are insignificant.

Operating expenses for the nine months ended September 30, 2020, increased by 103% or $11.276 million, compared with the nine months ended September 30, 2019. The most significant increase noted relates to headcount, salaries, wages and benefits. Compared with the same period in the prior year, the Company’s headcount increased by > 200 with the acquisitions of Agnity (Q2 2019), MTS (Q3 2019), CSA (Q1 2020) and headcount absorbed in the asset purchase of AirFusion. Salaries, wages and benefits represent 92.6% of revenues in the first nine-month period of 2020 compared with 78.1% of revenues in the first nine months of 2019.

Sales and marketing costs for the nine months ended September 30, 2020, were 35% less than the same period in the prior year due to specific measures and efforts being taken by management to manage cash flows in the face of COVID-19. Additionally, general and administration increased 95%% for the nine months ended September 30, 2020, compared with the nine months ended September 30, 2019, primarily as a result of facilities and overhead associated with Agnity, which was only acquired in the beginning of April 2019, MTS for the full nine months in 2020, compared with only 6 months in 2019, and CSA, which was only acquired in January 2020.

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Professional and Consultation Fees (Operating Expense)

Three months ended September 30 (in millions $):

	2020	2019	$ change	% change
Professional and Consulting Fees	$2.206	$1.473	$0.733	50%

Nine months ended September 30 (in millions $):

	2020	2019	$ change	% change
Professional and Consulting Fees	$6.796	$3.688	$3.108	84%

Professional and consulting fees increased 50% or $0.733 million during the three months ended September 30, 2020 compared with the three months ended September 30, 2019. These professional services are associated with the general efforts to raise capital, explore current and future acquisition opportunities, legal and accounting fees related to the quarterly reviews, technical accounting and advisory fees, valuation work associated with various acquisitions, controls and process documentation, Supplement filing, and up list applications for both the TSX and the NASDAQ. Additionally, certain expenses pertain to the Company’s efforts to expand to International markets, as described in the section “Fiscal Year, Expansion to International Markets” which have driven an increase in consulting fees related to this activity.

Professional and consulting fees increased 84% or $3.108 million during the nine months ended September 30, 2020, compared with the nine months ended September 30, 2019, consistent with the increases noted in the three months ended September 30, 2020, compared with the three months ended September 30, 2019.

Share-based Compensation and Depreciation and Amortization (Operating Expense)

Three months ended September 30 (in millions $):

	2020	2019	$ change	% change
Share based compensation	$0.338	$0.347	$(0.009)	(3)%
Depreciation and amortization	1.680	1.986	(0.306)	(15)%

Nine months ended September 30 (in millions $):

	2020	2019	$ change	% change
Share based compensation	$1.028	$0.892	$0.136	15%
Depreciation and amortization	4.861	2.981	1.880	63%

Share-based compensation

Share-based compensation decreased to $0.338 million for the three months ended September 30, 2020 compared with the three months ended September 30, 2019 - $0.347 million as a result of change in assumptions used in the Black-Scholes option model, and the timing of options granted. This change is insignificant.

Share-based compensation increased to $1.028 million for the nine months ended September 30, 2020, compared with the nine months ended September 30, 2019 - $0.892 million for the same reasons for the changes in the three months ended September 30, 2020, compared with the three months ended September 30, 2019.

mCloud | Management’s Discussion and Analysis	| 20

Depreciation and amortization

Depreciation and amortization decreased to $1.680 million for the three months ended September 30, 2020, compared to $1.986 million for the three months ended September 30, 2019, as a result of a decrease in the intangibles assets associated with Agnity due to a PPA adjustment in Q3 2019, and Q4 2019. Due to the opening costs as at January 1, 2020, being lower than 2019, there was an overall reduction in the associated depreciation and amortization.

Depreciation and amortization increased to $4.861 million for the nine months ended September 30, 2020, compared to $2.981 million for the nine months ended September 30, 2019. These changes were largely driven by the amortization of intangible assets acquired from Agnity, and MTS for the full nine months of 2020 compared with the same period in 2019. Further, additional depreciation and amortization came from intangible assets acquired from CSA and Airfusion in 2020.

.

Other Loss (Income)

Three months ended September 30 (in millions $):

	2020	2019	$ change	% change
Finance costs	$1.506	$1.462	$0.044	3%
Finance income	—	—	—	—
Foreign exchange loss	0.513	0.132	0.381	289
Business acquisition costs and
other expenses	0.287	9.122	(8.835)	(97)
Other income	(0.969)	—	(0.969)	(100)
Total	$1.337	$10.716	$(9.379)	(88)%

Nine months ended September 30 (in millions $):

	2020	2019	$ change	% change
Finance costs	$4.339	$1.633	$2.706	166%
Finance income	(0.013)	(0.165)	0.152	(92)
Foreign exchange loss (gain)	(0.384)	0.296	(0.680)	(230)
Business acquisition costs and other expenses	1.311	9.298	(7.987)	(86)
Other income	(1.949)	—	(1.949)	(100)
Total	$3.304	$11.062	$(7.758)	(70)%

The Company was active in raising financing for working capital needs through convertible debenture offering, taking on term loans, and adding on loans through business combinations. Finance costs in the three and nine months ended September 30, 2020, increased significantly as these instruments are interest-bearing, and the carrying amount of debts was significant compared with the same periods of the comparative year.

The business acquisition costs decreased during the three and nine months ended September 30, 2020 as compared to the three and nine months ended September 30, 2019, as a result of one-time cost of over

$8.800 million associated with the acquisition of MTS. Costs in 2020 were directly associated with the acquisition of CSA and Airfusion. Other income during the three and nine months ended September 30, 2020, relates to the wage subsidies and benefits from low-interest loans received from the US and Canadian governments to help the Company alleviate the impact of the COVID-19 pandemic on its business.

mCloud | Management’s Discussion and Analysis	| 21

Current and Deferred Income Taxes

Three months ended September 30 (in millions $):

	2020	2019	$ change	% change
Current tax expense	$(0.173)	$(0.072)	$(0.101)	140%
Deferred tax recovery	0.391	0.665	(0.274)	(41)

Nine months ended September 30 (in millions $):

	2020	2019	$ change	% change
Current tax expense	$(0.101)	$(0.106)	$0.005	(5)%
Deferred tax recovery	1.350	2.042	(0.692)	(34)

Current tax expense increased by $0.101 million or 140% from $0.072 million in the three months ended September 30, 2019, to $0.173 million in the three months ended September 30, 2020. The increase is primarily due to reversals of MTS’s previous current tax recoveries in the first and second quarter of 2020 relating to year-to-date tax losses that the Company no longer anticipates it will carry back to previous taxation years for a refund of past taxes paid, as well as true-up adjustments resulting from MTS’s filing of prior year corporate tax returns in the three months ended September 30, 2020. The resulting current tax expense has been largely offset by an increase in deferred tax recoveries related to the carryforward of additional tax losses and other tax attributes to future taxation years.

Deferred tax recovery decreased by $0.274 million or 41% from $0.665 million in the three months ended September 30, 2019, to $0.391 million in the three months ended September 30, 2020. During the three months ended September 30, 2019, the Company had recognized a deferred tax recovery of $0.360 million relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures; no tax recoveries of this nature were recognized in the three months ended September 30, 2020. This was partially offset by the recognition of deferred tax recoveries related to the amortization of intangible assets from the acquisition of MTS and Agnity acquired in the first and second half of 2019, as well as true-up adjustments resulting from MTS’s filing of prior year corporate tax returns in the three months ended September 30, 2020.

Current tax expense decreased by $0.005 million or 5% from $0.106 million in the nine months ended September 30, 2019, to $0.101 million in the nine months ended September 30, 2020.

Deferred tax recovery decreased by $0.692 million or 34% from $2.042 million in the nine months ended September 30, 2019, to $1.350 million in the nine months ended September 30, 2020. During the nine months ended September 30, 2019, the Company recognized a deferred tax recovery of $1.6 million relating to deferred tax assets recognized through profit and loss to offset deferred tax liabilities recognized in equity on the issuance of its convertible debentures; no tax recoveries of this nature were recognized in the nine months ended September 30, 2020. This was partially offset by the recognition of net deferred tax recoveries related to the amortization of intangible assets from the acquisitions of Agnity and MTS, which were acquired in the first and second half of 2019, respectively.

mCloud | Management’s Discussion and Analysis	| 22

Related Party Transactions

The related party transactions are in the normal course of operations and have been valued in these consolidated interim financial statements at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Key management personnel compensation

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company defines key management personnel as being the directors and key officers.

For the three and nine months ended September 30, 2020, and 2019, the compensation awarded to key management personnel is as follows:

	Three Months Ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries, fees and short-term benefits	$0.412	$0.385	$1.279	$1.061
Share-based compensation	0.167	0.048	0.532	0.203
	$0.579	$0.432	$1.811	$1.263

Due from related party

At September 30, 2020, the Company had a $0.032 million (December 31, 2019 - nil) of receivable, non-interest bearing, with a shareholder of the Company. During the nine months ended September 30, 2019, the Company wrote off an unsecured demand note receivable with a former shareholder of FDSI of $54,570 as management believed amounts were not collectible.

Due to related party

At September 30, 2020, the Company had $0.777 million (December 31, 2019 - $0.799 million) due to an entity controlled by the principal owner of Agnity for purchase of assets. The amount is unsecured, non-interest bearing and due on demand.

Related party transactions

On May 15, 2019, the Company, through its wholly owned subsidiary, mCloud Technologies (Canada) Inc., executed a Master Services and Development Agreement (“MSDA”) with a related party entity sharing a common key management personnel. The related party entity was engaged to assist in developing temperature and occupancy sensors specific to the Company’s needs. During the three and nine months ended September 30, 2020, the Company recognized nil and $0.130 million, respectively, (three and nine months ended September 30, 2019 - $0.410 million) in capitalized research and development expenses relating to the MSDA. There were no outstanding payable balances in connection with the MSDA as at September 30, 2020.

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $0.599 million and $1.829 million in three and nine months ended September 30, 2020, respectively (three and nine months ended September 30, 2019 - $0.584 and $1.041 million respectively). At September 30, 2020, the Company had $1.424 million (December 31, 2019 - $1.533 million) due to the entity, the balance is included in trade payables and accrued liabilities balance.

mCloud | Management’s Discussion and Analysis	| 23

CAPITAL RESOURCES, LIQUIDITY AND FINANCIAL INSTRUMENTS

Capital Resources

As at September 30, 2020, the Company had cash of $5.162 million compared with $0.529 million as at December 31, 2019.

The Company’s ability to fund current and future operations is dependent on it being able to generate sources of cash through positive cash flows from operations, equity and/or debt financing.

Based on its current business plan and the impacts of COVID-19 the Company has identified near-term capital needs. The Company’s near-term cash requirements relate primarily to operations, working capital and general corporate purposes, including the payment for the acquisition of kanepi. The Company updates its forecast regularly and considers additional financial resources as appropriate.

The Company is actively working to become dually listed on the NASDAQ exchange. Additionally, the Company has created aggressive marketing and sales plans and increased headcount related to sales and business development, which is expected increase revenue and cash flow. To date, the Company received wage subsidies totaling $1.865 million and low-interest loans totaling $1.160 million from the US and Canadian government to help alleviate the negative impact of the COVID-19 outbreak to its business. The wage subsidies were recognized in accordance with IAS 20 Accounting for Government Grants and Disclosure of Government Assistance and was recorded as other income in the consolidated statement of loss and comprehensive loss.

As at September 30, 2020, the Company has a $3.260 million working capital deficiency, as a result of significant cash outflows in operating and investing activities.

Summary of Statement of Cash Flow

	September 30, 2020	September 30, 2019
Cash provided by (used in):
Operating activities	$(20.635)	$(11.564)
Investing activities	(1.755)	(20.696)
Financing activities	27.009	33.607
Increase in cash, before effect of exchange rate fluctuation	$4.619	$1.347

Operating Activities

The Company’s “cash used” in operating activities for the nine months ended September 30, 2020, was

$20.635 million and $11.564 million for the nine months ended September 30, 2019. The uses of cash remain primarily due to operations and increased spending to grow the Company and expand its presence in the market.

Investing Activities

Cash used in investing activities was $1.755 million for the nine months ended September 30, 2020, as compared to cash used in investing activities of $20.696 million for the nine months ended September 30, 2019. The cash used in investing activities during the nine months ended September 30, 2020 primarily relates to the acquisition of CSA, Airfusion and continuous development of our technology. For the same period in 2019, the cash used in investing activities primarily relates to the acquisition of MTS.

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Financing Activities

The Company had a net cash received of $27.009 million for the nine months ended September 30, 2020, compared to net cash received of $33.607 million in the nine months ended September 30, 2019. The change relates primarily to the net proceeds from the Special Warrant financing, offset by the repayment of loans, and proceeds of loans, net issuance costs during the nine months ended September 30, 2020, compared with the net proceeds from the Convertible debenture financing and Fiera Loan proceeds during the nine months ended September 30, 2019.

Liquidity Risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they fall due. The Company generally relies on funds generated from operations, external financing or key management to provide sufficient liquidity to meet budgeted operating requirements.

To the extent that the Company does not believe it has sufficient liquidity to meet these obligations, management will consider securing additional funds through equity or debt transactions. The Company has sustained losses in recent years, and its ability to continue as a going concern is dependent on the Company's ability to generate future profitable operations and cash flows and/or obtain additional financing.

While the Company has been successful in raising capital in the past, and management has a high degree of confidence that this trend of capital raising will continue, there is no assurance that it will be successful in closing further financings in the future. These interim financial statements do not give effect to any adjustments to the carrying value of recorded assets and liabilities, revenue and expenses, the statement of financial position classifications used, and disclosures that might be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

Financing of future investment opportunities could be limited by current and future economic conditions, the covenants in our existing credit agreements and requirements imposed by regulators. As at September 30, 2020, the lender waived financial covenants.

Commitments and Contingencies

The Company may be subject to a variety of claims and suits that arise from time to time in the ordinary course of business. Although management currently believes that resolving claims against the Company, individually or in aggregate, will not have a material adverse impact on the Company’s financial position, results of operations, or cash flows, these matters are subject to inherent uncertainties and management’s view of these matters may change in the future. To date, there are no claims or suits outstanding against the Company.

There are no current plans or commitments for material capital expenditures.

Fair Values

The carrying values of cash and cash equivalents, trades and other receivables, bank indebtedness, trade payables and accrued liabilities, business acquisition payable, and due to and from related parties approximate their fair values due to the immediate or short-term nature of these instruments. The fair values of long-term receivables, loans and borrowings, and convertible debentures approximate their carrying values as they were either recently issued by the Company or fair valued as part of the acquisition purchase price allocations. There has been no significant change in credit and market interest rates since the date of their issuance. Derivative asset is carried at fair value and revalued at each reporting date.

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Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Risk Management

The Board of Directors has overall responsibility for the determination of the Company’s risk management objectives and policies while retaining ultimate responsibility for them. The Company is exposed to a variety of financial risks by virtue of its activities: market risk, credit risk, interest rate risk and liquidity risk. The Company’s overall risk management program has not changed throughout the year and focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out by the leadership team in each of their respective areas of responsibility under policies approved by the Board of Directors.

Credit Risk

Credit risk is the risk of a financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligation. The Company is mainly exposed to credit risk from credit sales. Management of the Company monitors the credit-worthiness of its customers by performing background checks on all new customers focusing on publicity, reputation in the market, and relationships with customers and other vendors. Further, management monitors the frequency of payments from ongoing customers and performs frequent reviews of outstanding balances. The Company considers that there has been a significant increase in credit risk when contractual payments are more than 90 days past due.

Provisions for outstanding balances are set based on forward-looking information and revised when there is a change in the circumstances of a customer that would result in financial difficulties as indicated through a change in credit quality or industry factors and create doubt over the receipt of funds. Such reviews of a customer’s circumstances are done on a continued basis through the monitoring of outstanding balances as well as the frequency of payments received. An accounts receivable is completely written off once management determines the probability of collection to be not present.

The Company applies IFRS 9 simplified approach to measuring expected credit losses which uses the lifetime expected credit loss allowance for all trade and other receivables, unbilled revenue and long- term receivables. To measure the expected credit losses, trade receivables and other receivables, unbilled revenue, and long-term receivables have been grouped based on similar credit risk profiles and the days past due. Unbilled revenue has lower risk profile as the trade receivables for the same type of contracts, and therefore expected credit losses is estimated based on specific facts and circumstances at each reporting date. The Company has therefore concluded that the expected loss rates for the trade receivables are a reasonable approximation of the loss rates for unbilled revenue. The expected loss rates are based on payment profiles over period of time and the corresponding historical credit losses experienced over this same period. The Company also records specific credit loss allowance based on facts and circumstances on specific customers when an indicator of loss is identified. The historical loss rates are adjusted to reflect relevant factors affecting the ability of the customer to settle the receivables.

As at September 30, 2020, the loss allowance was $0.312 million (December 31, 2019 - $0.383 million). The entirety of the loss allowance relates to provisions for bad debt on trade and other receivables and long-term receivables.

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Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is subject to interest rate risk with respect to its cash and cash equivalent; however, the risk is minimal because of their short-term maturity. All of the Company’s interest-bearing debt instruments have fixed interest rates and are not subject to interest rate cash flow risk.

Foreign Currency Risk

Foreign currency risk is defined as the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The Company maintains financial instruments and enters into transactions denominated in foreign currencies, principally in USD, which exposes the Company to fluctuating balances and cash flows due to various in foreign exchange rates.

At September 30, 2020, the CAD equivalent carrying amount of the Company’s USD denominated monetary assets and liabilities was $5.723 million ($4.575 million as at December 31, 2019) and $9.958 million ($3.798 million as at December 31, 2019), respectively.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

During the first three quarters of 2020, there are no changes, other than the continued improvements noted below, on addressing material weaknesses disclosed in our most recent annual financial statements, that were made in our internal control over financial reporting that have had a material impact, or are reasonably likely to materially affect, our internal controls over financial reporting.

Remediation of Material Weakness

Control deficiencies were detected as part of the preparation of filing the Company’s December 31, 2019 audited financial statements. These deficiencies resulted in the restatement of the previously filed September 30, 2019 Interim Financial Statements, and were deemed to be material weaknesses over internal controls over financial reporting. The Company has taken and continues to take the following remediation steps:

a.	Engagement of an external firm to assist with the review, documentation and implementation of controls in accordance with the COSO framework.
b.	Enhancing the skills, expertise and manpower of the accounting and financial reporting team
c.	Implementation of sophisticated software for consolidations, financial statement, and MDA preparation
d.	Engaged valuation experts for all purchase price accounting
e.	Implementation of segregation of duties and multi-layer approvals for accounting transactions
f.	Engaging subject matters experts in the accounting analysis and presentation of material transactions.

Throughout the third quarter, the Company has applied the remediation efforts noted above and has continued plans to ensure that progress towards remediation of material weaknesses continues throughout the remainder of the year.

Changes in Accounting Policies

Conceptual Framework

In March 2018, the IASB issued the revised Conceptual Framework for Financial Reporting which assists entities in developing accounting policies when no IFRS Standard applies to a particular transaction and helps stakeholders to more fully understand the standards. The revised conceptual framework includes the following clarifications and updates: (a) a new chapter on measurement; (b) guidance on reporting financial performance; (c) improved definitions and guidance, particularly for the definition of a liability; and, (d) clarifications on important items such as the role of stewardship, prudence and measurement uncertainty in financial reporting. The revised conceptual framework is effective for annual reporting periods beginning on or after January 1, 2020, and is applicable to the Company starting January 1, 2020. The adoption of this new standard has not had any impact on the amounts recognized in the Company's interim financial statements.

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Definition of Material

In October 2018, the IASB issued Definition of Material (Amendments to IAS 1 and 8) to clarify the definition of ‘material’ and to align the definition used in the Conceptual Framework and the standards themselves. The amendments are effective for annual reporting periods beginning on or after January 1, 2020 and are applicable to the Company starting January 1, 2020. The adoption of this new standard has not had any impact on the amounts recognized in the Company's interim financial statements.

Amendments to IFRS 3 Business Combination

In October 2018, the IASB issued Definition of a Business (Amendments to IFRS 3 Business Combination) which: (a) clarifies that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs; (b) narrows the definition of a business and of outputs by focusing on goods and services provided to customers; and (c) removes certain assessments and adds guidance and illustrative examples. The amendment is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2020, and to asset acquisitions that occur on or after the beginning of that period. The Company adopted the standard effective January 1, 2020, and has applied it to the transactions completed during the period ended September 30, 2020.

Critical Accounting Estimates

Use of Judgements, Estimates and Assumptions

The preparation of these interim financial statements in accordance with IAS 34 requires management to use judgement and make estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities at the date of the interim financial statements, and the reported amounts of revenue and expenses during the reporting periods. The judgements, estimates and associated assumptions are based on historical experience and other factors that management considers to be relevant and are subject to uncertainty. Judgements, estimates and underlying assumptions are reviewed on an ongoing basis, and revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ from these estimates due to changes in interest rates, foreign exchange rates, inflation, and economic conditions.

The areas of significant judgement and estimation were identified in the Company’s annual financial statements for the year ended December 31, 2019, except for judgements pertaining to the adoption of new accounting policies effective on January 1, 2020, as disclosed in note 3 of the unaudited condensed consolidated interim financial statements as of September 30, 2020.

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OUTSTANDING SHARE DATA

As at the date of this report, the following securities were outstanding:

Shares issued and outstanding	27,492,800
Share purchase warrants	3,408,424
Stock options	1,300,683
Restricted share units	668,744

FORWARD-LOOKING INFORMATION

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:

•	the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•	the performance of the Company's business and operations;
•	the intention to grow the business and operations of the Company;
•	expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•	expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•	the acceptance by customers and the marketplace of the Company's products and solutions;
•	the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•	the ability to successfully leverage current and future strategic partnerships and alliances;
•	the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•	the ability to obtain capital;
•	the competitive and business strategies of the Company;
•	sufficiency of capital; and
•	general economic, financial market, regulatory and political conditions in which the Company operates.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's annual information form dated June 24, 2020. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

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In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:

•	the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•	the Company will be able to incorporate acquired technologies into its AssetCareTM platform;
•	the Company will be able to realize synergies with acquired businesses;
•	the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•	the Company will continue to comply with regulatory requirements;
•	the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•	development activities and wide-spread acceptance of the use of AI;
•	no significant changes to our effective tax rate, recurring revenue, and number of shares outstanding;
•	key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner; and
•	general economic conditions and global events, including the impact of COVID-19.

Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

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